UF 12-4-03

12/9/2003

UNITED STAT
SECURITIES AND EXCHANC
Washington, DC


03051611

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
NOV 2 6 2003
WASH. D.C.
SECTION

SEC FILE NUMBER
8 - 27111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2002 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Madison Equity Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 58th Street
(No. And Street)

New York, (City) NY (State) 10155-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Wise (212) 759-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Harry H. Wise, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Equity Capital Corp., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

MARTINA D. ADAMS
No. 01AD6094281
Notary Public, State of New York
Qualified in New York County
My Commission Expires 08/11/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

MADISON EQUITY CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2003


SEC MAIL
PROCESSING
NOV 2 6 2003
SECTION
WASH. D.C.

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Madison Equity Capital Corp.:

We have audited the accompanying statement of financial condition of Madison Equity Capital Corp. (the "Company") as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Madison Equity Capital Corp. as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
November 24, 2003

MADISON EQUITY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Cash and cash equivalents	$ 12,112
TOTAL ASSETS	$ 12,112

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expense payable	$ 1,700
Payable to affiliate	593
TOTAL LIABILITIES	2,293
Shareholder's Equity:	
Common Stock, no par value, authorized – 200 Shares; issued and outstanding – 1 Share	1,000
Additional paid-in capital	141,823
Earnings deficit	(133,004)
TOTAL SHAREHOLDER'S EQUITY	9,819
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 12,112

The accompanying notes are an integral part of this financial statement.

MADISON EQUITY CAPITAL CORP.
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Madison Equity Capital Corp. (the "Company") is registered with the Securities and Exchange Commission as a broker/dealer and a member of the National Association of Securities Dealers, Inc. Its primary business is marketing limited partnership interests in private investment partnerships. These partnerships include, but are not limited to, multi-strategy investment partnerships, oil and gas related private placements, commodity pools and real estate ventures.

The Company recognizes commission income when an offering is complete and the entity is formed.

The Company incurs selling expenses in the form of commission incentives and finder's fees in connection with securing additional investors.

For financial statement purposes, the Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At September 30, 2003, the Company's net capital and excess net capital were $9,803 and $4,803, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS:

Revenues:

The Company earns substantially all of its revenues from marketing limited partnership interests in partnerships in which an affiliate, H.W. Associates, Inc. ("HWA"), is the general partner.

NOTE 3 - RELATED PARTY TRANSACTIONS (continued):

Expenses:

H.W. Associates, Inc. incurs certain operating and administrative expenses on behalf of a group of affiliated entities including the Company, and allocates these expenses on a basis determined by HWA.

NOTE 4 - INCOME TAXES:

The Company is taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required since the Company's taxable income is reported by the stockholder. The Company remains liable for minimum New York State franchise and New York City corporate taxes.

The company has net operating loss carryforwards of approximately $66,000 for New York State and $64,000 for New York City income tax purposes expiring in 2006 through 2023.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS


SEC MAIL PROCESSING
NOV 2 6 2003
WASH, D.C.

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
Madison Equity Capital Corp.:

In planning and performing our audit of the financial statements of Madison Equity Capital Corp. (the "Company") for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange and Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal accounting control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, a projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider being material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Madison Equity Capital Corp. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio & Associates, L.L.P.

New York, New York
November 24, 2003